UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

VP 2-20-03 **

02054925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8- 53100

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 3 0 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **June 25, 2001** and ending **June 30, 2002**

A. REGISTRANT INFORMATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa	California	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth (714) 668-7333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
FEB 2 5 2003
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Ronald E. Ainsworth**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Trenwith Securities, LLC**, as of **June 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

CHERENE LEE GUSMAN
Commission # 1345078
Notary Public - California
Orange County
My Comm. Expires Mar 27, 2006

Signature

President

Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

TRENWITH SECURITIES, LLC
(F/K/A BDO CORPORATE FINANCE, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

Rule 17a-5 Under the

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Independent Auditors' Report

To the Members of
Trenwith Securities, LLC (f/k/a BDO Corporate Finance, LLC)
Costa Mesa, California

We have audited the accompanying statement of financial condition of Trenwith Securities, LLC (f/k/a BDO Corporate Finance, LLC) as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trenwith Securities, LLC (f/k/a BDO Corporate Finance, LLC) as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

August 21, 2002

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Current Assets		
Cash	$	193,366
Accounts receivable (net of allowance for doubtful accounts of $50,768)		208,793
Due from Member		241,667
Work in progress		2,183
Total Current Assets		646,009
Other Assets		
Equipment held under capital lease, net of accumulated depreciation of $7,830		46,963
Non-compete agreement, net of accumulated amortization of $10,016		39,984
Goodwill, net of accumulated amortization of $9,928		90,072
Total Other Assets		177,019
TOTAL ASSETS	$	823,028

LIABILITIES AND MEMBERS' DEFICIT

Current Liabilities		
Capital lease obligation	$	17,241
Accounts payable		91,699
Total Liabilities		108,940
Liabilities Subordinated to Claims of General Creditors		793,750
Members' Deficit		(79,662)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	823,028

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

NOTE 1 - NATURE OF OPERATIONS

On December 14, 2000, BDO Corporate Finance, LLC was organized under the Delaware Limited Liability Company Act. The Company did not commence operations until June 25, 2001, after the completion of the May 31, 2001 acquisition of substantially all of the net assets of Trenwith Securities, Inc. On July 2, 2001, the Company changed its name to Trenwith Securities, LLC. (the "Company"). The Company's operating agreement expires December 31, 2025. As a limited liability company, the members' liability is intended to be limited to their equity in the Company.

The Company has operations in Costa Mesa, California, New York, New York, and Seattle, Washington and provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry security accounts for its customers or perform custodial functions relating to customer securities, and accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On July 30, 2001, the Company received approval from the SEC granting a waiver from the annual audit financial statements filing requirements under Rule 17a-5 of the Securities Exchange Act of 1934 for the period ended June 30, 2001. Consequently, these financial statements cover the period from June 25, 2001 through June 30, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, customers are invoiced in advance with net 30-day terms for the succeeding month services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, customers are invoiced on an hourly rate basis. Credit is granted to customers after the management of the Company approves the nature of the services to be performed. Payments received on accounts receivable are applied to the earliest unpaid invoice.

The Company assesses the collectibility of its receivables periodically, and provides an allowance for uncollectible receivables as warranted.

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenues from retainer type services are recognized when invoiced at the beginning of each period. Revenues from success fees are recognized only when the contractual contingent condition has been achieved.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is recorded using an accelerated method over seven years.

Intangibles

The Company, in its next fiscal year, will be required to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As such, goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. Separable other intangible assets that are not deemed to have an infinite life would continue to be amortized over their useful lives.

Intangible assets consist of goodwill and a non-compete agreement. These intangible assets are being amortized over their useful lives of 15 and 10 years, respectively.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and as such its taxable income or loss will be reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company may be liable for state taxes.

Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

NOTE 3 – SUBORDINATED LOAN

On August 8, 2001, the Company entered into a $750,000 subordinated loan agreement with one of its members. The loan bears interest at a fixed rate of 7% and expires on September 30, 2004. The NASD approved this subordinated loan agreement; thereby, the amounts due under the agreement are available in computing net capital under the SEC's uniform net capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, all interest accrued on the subordinated loan is by its terms designated as additional subordinated debt for purposes of computing net capital. As of June 30, 2002, there was $793,750 outstanding under this loan agreement, which included accrued interest of $43,750.

NOTE 4 – CAPITAL LEASE OBLIGATION

In connection with the acquisition of Trenwith Securities, Inc., as described in Note 1, the Company purchased a copier for $54,793 and assumed $35,197 of capital lease obligations. The lease term extends through March 2003. The asset under the capital lease is recorded at the present value of the minimum lease payments. The asset is amortized over its estimated useful life.

Future minimum lease payments due under capital lease obligations subsequent to June 30, 2002 are:

June 30,	Amounts
2003	$ 18,484
Less Amount Representing Interest	(1,243)
Present Value of Future Minimum Lease Payments	$ 17,241

NOTE 5 - RELATED PARTY TRANSACTIONS

On August 1, 2001, the Company entered into a facilities usage agreement with one of its members to provide various office space, telephone, office services and computer support for $14,917 per month. This agreement expired on June 30, 2002. Subsequent to June 30, 2002, this agreement was extended to June 30, 2003. The total amounts paid to the member for the period ended June 30, 2002 was $164,087.

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

In the normal course of its operations, the Company provides consultation and financial advisory services to one of its members. During the year, the Company charged approximately $128,000 of management and investment advisory fees to the Member, of which approximately $44,800 was included in accounts receivable as of June 30, 2002.

In connection with the asset purchase agreement of Trenwith Securities, Inc., as described in Note 1, one of the members agreed to become contingently liable for a one year period for the collection of unpaid investment banking fees of $750,000. During the period, the Company collected $518,333 of these fees, leaving an amount due as of June 30, 2002 of $231,667. Subsequent to June 30, 2002, this agreement was extended until June 30, 2003. In addition, this member's initial capital contribution of $10,000 is yet unpaid. Therefore, the total amount contingently due from this Member as of June 30, 2002 was $241,667.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company has adopted an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $8,297 for the period ended June 30, 2002.

NOTE 7 – WARRANTS

On March 1, 2002, in connection with a success fee arrangement, the Company was issued warrants to purchase up to 10,000 shares of a closely held company. The warrants issued under this agreement expire no later than March 1, 2007. As of June 30, 2002, the Company's management has estimated the warrants to have no value. Therefore, no amounts have been recorded in these financial statements.

NOTE 8 – REFERRAL AGREEMENTS

As part of the normal course of operations, the Company periodically enters into various referral agreements with third parties that obligate the Company to make payments based on the nature of the transaction that was referred. During the year, the Company made approximately $45,000 of these referral payments.

TRENWITH SECURITIES, LLC (F/K/A BDO CORPORATE FINANCE, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the capital rules of the NASD, which require the maintenance of minimum net capital.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) requires the Company to maintain a minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn nor may cash distributions be paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2002, the Company had net capital, as defined, of $101,667 and required net capital, as defined, of $50,000, resulting in excess net capital of $51,667. The Company's ratio of net aggregate indebtedness to net capital was 0.90 to 1.

NOTE 10 – MEMBERS OWNERSHIP INTERESTS AND COMPENSATION

As provided for in the operating agreement, there are two ownership classes – A and B. Class A member interest is owned 100% by one of the members. Two unrelated members own Class B at 51% and 49%, respectively. The 49% ownership in Class B is subject to a three-year vesting schedule as defined in the agreement, expiring on June 30, 2004. As of June 30, 2002, the 49% Class B member had vested 47% of his 49% interest in the Class B membership.

In addition to the 49% ownership in Class B, under a separate agreement, this same member is entitled to receive a 10% bonus of the Company's net profits over and above his guaranteed payment of $350,000. For the period ended June 30, 2002, no such bonus amounts were earned under this agreement.

NOTE 11- CONCENTRATION OF CREDIT RISK

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided such deposits. These deposits may be redeemed upon demand.

NOTE 12 – PENDING LITIGATION

The Company is involved as a defendant in a claim for unpaid rent by a creditor resulting from certain liabilities assumed in connection with the acquisition of Trenwith Securities, Inc. As a result of a July 12, 2002 mediation of this claim, the Company agreed to make payment of $51,260 in exchange for a release of all claims against it. Accordingly, the Company has charged this amount to operations in the accompanying financial statements.